UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 31 May, 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




FOR IMMEDIATE DELIVERY          30 MAY 2005




      AIB GROUP CHIEF EXECUTIVE MICHAEL BUCKLEY ANNOUNCES RETIREMENT DATE




Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB)


Earlier this year Michael Buckley indicated that the length of the handover period between him and the new Chief Executive would depend on whether an internal or external candidate was selected.


The appointment of Eugene Sheehy, who has over thirty years experience in a variety of roles with AIB, means that a lengthy transition is not necessary and Michael Buckley has, therefore, decided to retire as Chief Executive at the end of June this year. At the request of Mr Sheehy, Mr Buckley will continue as AIB's representative on the Board of M & T Bank until April 2006.



                                    - Ends -



For further information contact:




Catherine Burke                                 Alan Kelly
Head of Corporate Relations                     Head of Group Investor Relations
AIB Group                                       AIB Group
Bankcentre                                      Bankcentre
Dublin 4                                        Dublin 4
Tel: +353-1-6600311 ext. 13894                  Tel: +353-1-6600311 ext. 12162




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  31st May, 2005                           By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.